Exhibit 10.8

DATED 19<u>TH</u> DAY OF FEBRUARY 2008

(1)   INTERMOST CORPORATION

(2)   ENTITIES AND/OR INDIVIDUALS COLLECTIVELY REFERRED TO AS "INVESTORS"

_____

JOINT VENTURE AGREEMENT

_____

Yuen & Partners Solicitors

10th Floor Chiyu Bank Building
78 Des Voeux Road Central
Hong Kong
Ref: 01/01/10184/01

THIS AGREEMENT is made on the 19th day of February 2008

BETWEEN:

(1)   **INTERMOST CORPORATION**, is a company listed on the OTCBB with its office at 31st Floor, B31-23 Guomao Building, Renmin Road (South), Shenzhen, 518001, People's Republic of China ("**IMOT**");

(2)   Entities and/or individuals more particularly set out in Schedule 1 herein. (collectively referred to as "**Investors**").

WHEREAS:

(A)   IMOT is a company listed on the OTCBB.

(B)   Chinae.com Investment Consultant (Shenzhen) Company Limited, Chinae.com Technology (Shenzhen) Company Limited, Chinae.com E-Commerce Company Limited, Shenzhen International Hi-Tech Property Right Exchange Center 深圳國際高新技術產權交易所, Hainan S.E.Z Property Rights Exchange Center 海南經濟特區產權交易中心 and Chinae.com Advertising中貿網視點廣告 (those English company names are translated from their Chinese company names) are wholly-owned subsidiaries or related companies of IMOT and are all involved in the business relating to the China Equity Exchange Platform (www.chinae.com) with agreed value of US$1.5 million. ("**Chinae**"). A group structure of Chinae is annexed as Annexure "A".

(C)   On 5th September 2007, the board of directors of IMOT has resolved to restructure and to incorporate a new corporation for the purpose of continuing the business of Chinae and to apply for separate listing on the OTCBB ("the **Resolution**").

(D)   IMOT and the Investors will incorporate a new company under the laws of British Virgin Islands with limited liability (the "**JV Company**") in accordance to the terms of a Chinese letter of intent (認購投資意向書) ("the **Letter of Intent**").

(E)   The parties hereto wish to enter into this Agreement to provide rights and duties and further regulate their respective responsibilities towards management of the business and affairs of the JV Company.

   NOW IT IS HEREBY AGREED as follows:

1.   INTERPRETATION

1.01   In this Agreement, unless the context requires otherwise the following expressions shall have the following meanings :-

1

"Accounts"	means the unaudited balance sheet and operations of Intermost Focus Advertising Company Ltd, ChinaE.com Information Technology Ltd, ChinaE.com Investment Consultant (Shenzhen) Ltd, ChinaE.com – SI and ChinaE.com Technology (Shenzhen) Ltd are as at 30th November 2007, copies annexed as Annexure "B";
"Agreement"	means this agreement or as it may from time to time be supplemented or amended;
"Articles"	means the Memorandum and Articles of Association of the JV Company ;
"Board of Directors"	means the board of directors of the JV Company;
"Business Day"	means a day on which banks in Hong Kong are open for normal banking business (excluding Saturdays and Sundays);
"BVI"	means the British Virgin Islands;
"Mr. Deng"	means Deng Xiang Xiong (鄧湘雄), holder of PRC Identity Card No.440301660504561;
"Directors"	means directors of the JV Company ;
"Hong Kong"	means the Hong Kong Special Administrative Region of the People's Republic of China;
"Letter of Intent"	means the Chinese letter of intent認購投資意向書agreed by the parties herein, copy of which is annexed as Annexure "C";
"OTCBB"	means Over The Counter Bulletin Board;
"PRC"	means the People's Republic of China;
"Resolutions"	means the resolutions passed by the board of directors of IMOT on 5th September 2007, copy of which is annexed as Annexure "D";
"Shareholders"	means collectively IMOT and the Investors and/or any person holding any Share from time to time, and "Shareholder" means any one of them;

"Shares"	means the ordinary shares of US$0.01 in the capital of the JV Company together with all rights attaching thereto;
"Shares Transfer Provisions"	means the provisions herein relating to the transfer of Shares;
"Territories"	means PRC;
"US"	means United States of America.

1.02   References to statutory provisions shall be construed as references to those provisions as amended or re-enacted or as their application is modified by other provisions (whether before or after the date hereof) from time to time and shall include any provisions of which they are re-enactments (whether with or without modification).

1.03   References herein to Clauses and Schedules are to clauses in and schedules to this Agreement unless the context requires otherwise and the Schedule to this Agreement shall be deemed to form part of this Agreement.

1.04   The expressions "IMOT", the "Investors" and the "JV Company" shall, where the context permits, include their respective successors and permitted assigns.

1.05   The headings are inserted for convenience only and shall not affect the construction of this Agreement.

1.06   References to "persons" shall include bodies corporate, unincorporated associations and partnerships (whether or not having separate legal personality).

1.07   Unless the context requires otherwise, words importing the singular include the plural and vice versa and words importing a gender include every gender.

1.08   A document expressed to be "**in the approved terms**" means a document the terms of which have been approved by or on behalf of the parties hereto and a copy of which has been signed for the purposes of identification by or on behalf of the parties hereto.

2.   THE JOINT VENTURE

2.01   Subject to the terms of the Resolutions and Letter of Intent, IMOT and the Investors shall promote the JV Company as a joint venture between them.

2.02   The JV Company shall continue to carry on the business of Chinae, or such variation, extension or limitation of those activities as may be made from time to time in accordance with this Agreement.

2.03   IMOT undertake and agree to exercise the best endeavours to approve and/or assist the spin off the Chinae and the listing of the JV Company in OTCBB.

2.04   The parties expressly agreed that the post-restructure of IMOT will be as set out in Annexure "A" herein.

3   CONDITIONS

3.01   The provisions of this Agreement (other than this clause 3) are conditional on:

(a)   the terms of this Agreement being approved by the board of directors of IMOT and in compliance with the memorandum and articles of associations of the JV Company and IMOT; and

(b)   the completion of the incorporation of the JV Company; and

(c)   the Accounts represent a true and complete picture of the financial status of the individual companies and there being no material difference between the date of the Accounts and at Completion.

4.   COMPLETION

4.01   Within 5 Business Days after the fulfilment or waiver of the conditions set out in clause 3.01, the parties shall comply with their obligations under clause 4.03, 4.04 and 4.05.

4.02   Completion shall take place at such other place or time as the parties may agree.

4.03   IMOT and the Investors shall procure that an extraordinary general meeting of the JV Company is duly convened and held at which there are proposed and passed an ordinary resolutions of the JV Company to allot and issue the Shares referred to in clause 4.04 on the terms referred to therein.

4.04   Forthwith upon the provisions of clause 4.03 being complied with—

(a)   JV Company to allot 60,000,000 Shares to IMOT in return of provision of assets to the JV Company for cash at par based on the agreed value of Chinae at US$1.5 million PROVIDED that out of the said 60,000,000 Shares to be subscribed by IMOT, 11,000,000 Shares shall be stakehold by Messrs. Yuen & Partners, Solicitors of 10th Floor, Chiyu Bank Building, 78 Des Voeux Road Central until the intended listing on the OTCBB. If the intended listing is unsuccessful, the said 11,000,000 Shares shall be transferred to the Investors in accordance with clause 4.04 herein;

(b)   JV Company to allot 40,000,000 Shares to the Investors at the subscription price of US$0.025 per share;

(c)   The Investors shall each pay to the JV Company the subscription moneys in respect of the Shares subscribed for into the following bank account:

Beneficiary	:	YUEN & PARTNERS
Bank	:	The Hongkong & Shanghai Banking Corporation Limited
Address	:	Ground Floor, Tin On Building, 777 Cheung Sha Wan Road, Kowloon, Hong Kong
Bank Account No. (HK$)	:	178-252888-001
Bank Swift	:	HSBCHKHHHKH

or any designated accounts given by the Board of Directors;

(d)   IMOT and the Investors shall each appoint one nominee as a Director and jointly appoint Mr. Deng as the third Director;

(e)   IMOT shall transfer the ownership of Chinae to the JV Company with the PRC lawyer's assistance and all costs of transfer shall be borne by the JV Company;

(f)   the Board shall pass such other resolutions and do such other things as are necessary in order to comply with the provisions of clause 7.

4.05   If the listing failed, the new investors shall receive a total of 11,000,000 shares from the JV Company and their total share holding shall be 51%. However, disposal or movements of the Assets of the JV Company must obtain two-third of the total shareholders' approval.

5.   <u>INTENDED LISTING ON OTCBB</u>

5.01   It is expressly agreed that IMOT and the Investors intend to list the JV Company on the OTCBB.

5.02   All parties agree to appoint Yorkshire Capital Limited as consultant for the listing and the remuneration shall be agreed in due course.

6.   <u>MANAGEMENT OF THE JV COMPANY</u>

6.01   The Board of Directors shall comprise of no less than 3 Directors. IMOT shall appoint 2 directors, one of them being Mr. Deng and the Investors shall appoint 1 director. Those persons shall be appointed as directors of the JV Company pursuant to the Articles.

6.02   Mr. Deng shall be appointed as the first Chairman of the Board pursuant to the Articles until the first AGM of the JV Company.

6.03   After the signing of this Agreement, IMOT shall appoint Mr. Deng to be its representative to handle, negotiate and enter into agreements in relation to the accounting and legal arrangement in preparation of the intended listing of the JV Company.

6.04   Meetings of the Board shall take place at such time or times as may be required but not in any event at intervals of more than three months calculated from the date of Completion. Unless otherwise agreed in writing by all the Directors, at least seven (7) clear Business Days' notice in writing shall be given of each meeting of the Board, which notice shall specify in as great a detail as is practicable the business to be considered at the meeting.

6.05   The quorum necessary to constitute a meeting of the Board shall be 2 except those Reserved Matters set out in Clause 7.

6.06   Save and except Clause 7.02, any question arising at any meeting of the Directors shall be decided by all of the Directors (or their alternates) present or by written resolutions.

6.07   Subject to Clause 6.08, for efficient and smooth operation of the JV Company, the Chairman of the Board shall be empowered to handle and authorise the day-to-day operations of the JV Company, including the payments of rent, salaries etc PROVIDED that the Chairman of the Board will, upon request, provide to the Board a detailed account of all such payment authorised by him. Other major decisions involving large capital investment shall be resolved by the Board.

6.08   The JV Company will maintain 2 bank accounts with initial deposit of US$500,000.00 each from the Investors investment money:

(a)   account A (open in Hong Kong) will be operated by Mr. Deng and a representative of IMOT jointly and used for the purpose of listing costs by budget which has pre approved from the Board of Directors.

(b)   account B (open in PRC) will be operated by Mr. Deng and a representative of the Investors jointly and used for the purpose of to cover all daily operation expenses.

(c)   written consent from the other party shall be required for withdrawal from either account over and above the respective limit.

6.09   The renumeration of Mr. Deng will be decided by the Board.

6.10   Quarterly Management Account

A quarterly unaudited statements of profit and loss and balance sheets prepared in accordance with US Acceptable Accounting Standards & Principals must be submitted to IMOT for review and reporting to public and in accordance with a format to be delivered to the JV Company from IMOT.

6.11   Dividends paid or to be paid by Shenzhen High-Tech Equity Exchange in 2007 to IMOT and thereafter shall be distributed in accordance with the shareholdings of JV Company.

7.   **RESERVED MATTERS**

7.01   Except in respect of any matter expressly provided for herein, for the purposes of this Agreement the following matters are Reserved Matters which required 3 directors to approve—

(a)   save and except in the event of inadequacy of operation expenses, Deng will be responsible to raise further fund/loan to perform the listing, the creation or issue of any share or loan capital or any obligation convertible into share capital or loan capital or increase of authorised shares of the JV Company must be approved by 3 directors;

(b)   the grant of any option of the JV Company;

(c)   the consolidation, sub-division or alteration of any rights attached to any share capital of the JV Company, the purchase by the JV Company of its own shares, the reduction of its share capital, the capitalisation of any amount standing to the credit of any reserve of the JV Company or the reorganisation of any of the share capital of the JV Company;

(d)   the incorporation or acquisition of any subsidiary or the subscription for or the acquisition of any shares or other securities or interest in any company;

(e)   the giving of any guarantee or indemnity not in the ordinary course of business;

(f)   the declaration and/or payment of any dividend otherwise than in accordance with clause 8;

(g)   the grant to any person of a right to appoint any director of the JV Company, the entering into of any agreement for the management of the JV Company or the incurring of any management charges;

(h)   the appointment or removal of the Auditors (other than the re-appointment of the first auditors of the JV Company);

7

(i)   the changing of any of the accounting principles or conventions of the JV Company, otherwise than as required by law or in order to comply with any applicable statement of standard accounting practice or Financial Reporting Standard;

(j)   the alteration of any provision of the Memorandum or Articles or the passing of any resolution inconsistent with any such provision;

(k)   the provision of any credit or making of a loan or advance for any person other than in the normal course of the Business;

(1)   any material variation, extension or limitation of the nature or scope of the Business;

(m)   the commencement or defence of any legal proceedings or arbitration, other than routine debt collection;

(n)   the purchase, lease or acquisition of any site or building for use in the Business and/or any immovable property which is substantial in relation to the JV Company or the acquisition of any other business;

(o)   the sale, lease, transfer, mortgage, charge, pledge or other disposition of the whole or a substantial part of the JV Company's undertaking or any material asset of the JV Company or any agreement to effect any of the foregoing;

(p)   any transaction between the JV Company and any Shareholder (or any Member of its Group) otherwise than on arm's length terms;

(q)   the presentation of any petition or passing of any resolution for the JV Company to be put into administration or to be wound up; and

(r)   the borrowing of any money or giving of any guarantee, indemnity or security.

7.02   All matters will be conducted in accordance to the provisions of the memorandum and articles of associations of the JV Company including but not limited to 2 matters, 2 directors' approval is sufficient:-

(i)   In case of insufficient operation expense i.e. available cash bank balance below US$200,000.00, Deng can raise further fund from Investors or other investor to perform the listing but the said subscribed price cannot be lower than US$0.025 per Share.

(ii)   Placement to any investors with placement price not less than US$0.025 per Share.

7.03   Notwithstanding anything to the contrary in this Agreement or the provisions of the memorandum and articles of associations of the JV Company, should there be any matters in Clauses 7.01 and 7.02 related to the creation, issue or subscription of any Shares, the price of the Share cannot be set below US $0.025 per share.

8.   DIVIDENDS

Except Clause 6.11, dividends shall be declared and paid by the JV Company at such times and in such amounts as shall be determined by the Board of Directors.

9.   TRANSFER OF SHARES

9.01   All parties are hereby agreed that upon the JV Company listing in OTCBB, all Shares belonged to IMOT will be distributed to IMOT shareholders on a pro rata basis. Details of distribution will be approved by both Board and board of directors of IMOT.

9.02   Subject to Clause 9.01 and before listing in OTCBB, no Shareholder shall sell, transfer, mortgage, charge, encumber or otherwise dispose of any Share or any interest therein except in accordance with the provisions of this Clause 9.

9.03   Subject to Clause 9.01 and before listing in OTCBB, a Shareholder may transfer its Shares to any other person provided that—

(a)   the transfer is made in accordance with the Clause 9;

(b)   except in the case of a transfer from one Shareholder to another, the proposed transferee has agreed in writing with the other parties to this Agreement to assume all future obligations of the transferor, and otherwise to be bound by all the applicable provisions thereof, as if it were a party thereto;

(c)   the transferee has agreed in writing with the other parties to this Agreement to be bound by all the provisions of this Agreement; and

(d)   any necessary consent has been obtained for the transfer.

9.04   Subject to Clause 9.01 and before listing in OTCBB, the Shareholders shall procure that the Directors approve for registration any transfer of Shares which complies with the provisions of this Clause 9, and decline to approve for registration any other transfer of Shares.

9.05   Upon any Shareholder ceasing to hold any Shares, subject to compliance with the provisions of clause 9.03—

(a)   all future obligations of that Shareholder shall cease; and

(b)   the Shareholders and the JV Company shall use their best endeavours to procure the termination, in relation to any future obligation thereunder, of any guarantee given to a third party for the benefit of the JV Company by that Shareholder.

10.   <u>CONFIDENTIALITY</u>

10.01   For the purposes of this Agreement "Restricted Information" means, in relation to each party to this Agreement ("the Recipient") any information which is disclosed to that party by another party ("the Informant") pursuant to or in connection with this Agreement, whether orally or in writing or any other medium, and whether or not the information is expressly stated to be confidential or marked as such.

10.02   The Recipient undertakes with the Informant that, except as provided by clause 10.03 or as authorised in writing by the Informant, it shall, at all times during the continuance of this Agreement and within one year after its termination—

(a)   use its best endeavours to keep confidential all Restricted Information;

(b)   not disclose any Restricted Information to any other person;

(c)   not use any Restricted Information for any purpose otherwise than as contemplated by and subject to the terms of this Agreement;

(d)   not make any copies of, record in any way or part with possession of any Restricted Information; and

(e)   ensure that none of its directors, officers, employees, agents or advisers does any act which, if done by that party, would be a breach of the provisions of (a), (b), (c) or (d) above.

10.03   The Recipient may—

(a)   disclose any Restricted Information to—
(i)   any sub-contractor, supplier or licensee of the Recipient;
(ii)   any bona fide transferee of the Recipient's Shares;
(iii)   any governmental or other authority or regulatory body; or
(iv)   any employees of that party or any of the aforementioned persons;

to such extent only as is necessary for the purposes contemplated by this Agreement, or as required by law, and in each case (except where the disclosure is to any such body as is mentioned in (iii) above or any employees of any such body) subject to the Recipient first obtaining a written undertaking in favour of the Informant from the person in question, as nearly as practicable in the terms of this clause, to keep the Restricted Information confidential and to use it only for the purposes for which the disclosure is made, and submitting the same to the Informant; or

(b)   use any Restricted Information for any purpose, or disclose it to any other person, to the extent only that—

(i)   the Recipient can demonstrate from its written records that it was known to the Recipient at the time when it was disclosed by the Informant;

(ii)   after being disclosed by the Informant it is disclosed to the Recipient by any other person otherwise than in breach of any obligation of confidentiality owed to the Informant; or

(iii)   it is at the date of this Agreement, or at any time after that date becomes, public knowledge through no fault of the Recipient, provided that in doing so the Recipient does not disclose any part of that Restricted Information which is not public knowledge.

10.04   The provisions of this clause 10 shall continue in force in accordance with their terms, notwithstanding the termination of this Agreement for any reason.

11.   FORCE MAJEURE

11.01   For the purposes of this Agreement "Force Majeure" means any circumstances beyond the reasonable control of either party (including, without limitation, any strike, lock-out or other form of industrial action).

11.02   If any party is unable to comply with any of its obligations under this Agreement because of Force Majeure it shall forthwith notify the other parties of the nature and extent of the Force Majeure.

11.03   No party shall be deemed to be in breach of this Agreement, or otherwise be liable to any other party, by reason of any delay in performance, or the non-performance, of any of its obligations hereunder, to the extent that the delay or non-performance is due to any Force Majeure of which it has notified the other parties, and the time for performance of that obligation shall be extended accordingly.

11.04   If the performance by any party of any of its obligations under this Agreement is affected by Force Majeure for a continuous period in excess of 6 months, [the parties shall enter into bona fide discussions with a view to alleviating its effects, or to agreeing upon such alternative arrangements as may be fair and reasonable] [any of the other parties shall be entitled to terminate this Agreement by giving written notice to the other parties].

12.   DURATION AND TERMINATION

12.01   Subject as provided in the following provisions of this clause, this Agreement shall continue in force for a period of one year from its date, and shall terminate at the end of that period unless at any time before the expiry of that period the parties agree that

11

it shall continue in force or at the time until the JV Company goes public or list and trade on any stock exchange anywhere in the world.

13.   EFFECTS OF TERMINATION

13.01   Upon the termination of this Agreement for any reason—

(a)   any provision of this Agreement which is expressed to continue in force after termination shall continue in full force and effect; and

(b)   subject as provided in this clause 13, and except in respect of any accrued rights, the parties shall not be under any further obligation to each other.

14.   NATURE OF AGREEMENT

14.01   Subject as contemplated by clause 14.02, this Agreement is personal to the parties and none of them may assign, mortgage, charge (otherwise than by floating charge) or sub-licence any of its rights hereunder, or sub-contract or otherwise delegate any of its obligations hereunder, except with the written consent of the other parties.

14.02   Nothing in this Agreement shall create, or be deemed to create, a partnership, or the relationship of principal and agent, between the parties or any of them.

14.03   This Agreement contains the entire agreement between the parties with respect to its subject matter and may not be modified except by an instrument in writing signed by the duly authorised representatives of the parties.

14.04   Each party acknowledges that, in entering into this Agreement, it does not do so in consideration of or in reliance on any representation, warranty or other provision except as expressly provided in this Agreement, and all conditions, warranties or other terms implied by statute or common law are excluded to the fullest extent permitted by law.

14.05   If any provision of this Agreement is held by any court or other competent authority to be invalid or unenforceable in whole or in part, this Agreement shall continue to be valid as to its other provisions and the remainder of the affected provision.

14.06   No failure or delay by any party in exercising any of its rights under this Agreement shall be deemed to be a waiver thereof and no waiver of a breach of any provision of this Agreement shall be deemed to be a waiver of any subsequent breach of the same or any other provision.

14.07 Where any provision of this Agreement applies expressly or by implication to the JV Company, the Shareholders shall procure that the JV Company complies with that provision.

15. **ARBITRATION**

15.1 Any dispute, difference or disagreement arising out of or in connection with this Agreement may (subject to Clause 15.2) be referred by either party to the arbitration of a single arbitrator appointed by agreement between the parties or, in default of agreement between the parties within 30 days of a request in writing for a reference to arbitration, appointed by the President of The Law Society on the application of either party.

15.2 Prior to any dispute, difference or disagreement being referred to expert determination or arbitration pursuant to Clause 15.1, as the case may be, the parties shall seek to resolve the matter as follows—

   (a)   in the first instance the matter shall be considered by all parties; but if they are not able to resolve the matter within 30 days (and it is expected that this will only be the case on rare occasions in extreme circumstances), then;

   (b)   the matter shall be referred for consideration by the chief executive of each party; but if they are not able to resolve the matter within a further 30 days, then the provisions of clause 15.1 shall take effect.

16. **NOTICES**

16.01 Any notice, claim, demand, court process, document or other communication to be given under this Agreement (collectively "**communication**" in this Clause) shall be in writing in the English language and must be served or given personally or sent to the facsimile numbers (if any) of the relevant party and marked for the attention and/or copied to such other person as specified in Clause 16.03.

16.02 Except as otherwise provided herein, all communications shall be served by the following means and the addressee of a communication shall be deemed to have received the same within the time stated adjacent to the relevant means of despatch:

Means of dispatch	**Time of deemed receipt**
Personal delivery	Upon delivery
Local mail or courier	1 Business Day after posting
Facsimile	on despatch during normal business hour with confirmation of successful transmission
Air courier/Speedpost	3 Business Days
Airmail	5 Business Days

16.03 The initial addresses and facsimile numbers of the parties for the service of communications, the person for whose attention such communications are to be marked and the person to whom a communication is to be copied are as follows:

If to IMOT:

Address: 31st Floor, B31-23 Guomao Building, Renmin Road (South), Shenzhen, 518001, People's Republic of China.

Facsimile no.:   86-755-8221 0133

If to the Investors:

[Refer to Schedule 1]

17.   MISCELLANEOUS

17.01 Each party shall from time to time (both during the continuance of this Agreement and after its termination) do all such acts and execute all such documents as may be reasonably necessary in order to give effect to the provisions of this Agreement.

17.02 All parties hereby agree that all costs of and incidental to the preparation, execution and implementation of this Agreement shall be borne by the JV Company notwithstanding the JV Company is not a party to this Agreement.

17.03 Except as required by law or the requirements of any relevant stock exchange, no party shall make any press or other public announcement concerning any aspect of this Agreement without first obtaining the agreement of the other parties to the text of that announcement.

17.04 Should there be any conflict between this Agreement and the Memorandum and Articles of Association of the JV Company, this Agreement prevails.

18.   PROPER LAW

18.01 This Agreement shall be governed by and construed in accordance with Hong Kong law.

18.02 The courts of Hong Kong are to have non-exclusive jurisdiction to settle any disputes which may arise out of or in connection with this Agreement and accordingly any legal action or proceedings arising out of or in connection with this Agreement ("**Proceedings**") may be brought in such courts. Each of the parties hereto irrevocably submits to the jurisdiction of such courts in connection with legal proceedings against one another to enforce the provisions of the Agreement (but not with respect to any proceedings brought by a third party) and waives any objections to Proceedings in such courts on the ground of venue or on the ground that the Proceedings have been brought in an inconvenient forum.

SCHEDULE 1

Particulars of the Investors

Individuals

No.	Name	ID No.	Address	Fascimile No.
1	方明东 (Fang Mingdong)	PRC ID 440528195906051831	深圳市福田中心区华融大厦2802A，邮编：518000	
2	方锦奎 (Fang Jinkui)	PRC ID 440301195112104419	深圳市福田区华强北路长泰花园B栋24H，邮编：518028	
3	郭兰成 (Guo Lancheng)	PRC ID 440524196808124653	深圳市福田区中航路都会电子城1C 033柜，邮编：518028	
4	庄衡衡 (Zhuang Hengheng)	PRC ID 440301196411244424	深圳市福田区福华三路星河国际花园C2栋9D	
5	潘晓霖 (Pan Xiaolin)	PRC ID 440104601121536	深圳市福田区八卦一路盛世鹏程6栋8A	
6	邓湘娟 (Deng Xiangjuan)	PRC ID 440804196303252028	深圳市宝安国际机场航油大厦二楼	
7	李小秋 (Lee Siu Chow)	HKID C246879(2)	香港新界青衣清心街蓝田村29号地下	
8	韩毅 (Hon Ngai)	HKID D160145(9)	香港新界荃湾青山公路633号湾景花园5座21楼D室	
9	张艳 (Cheung Yim)	HKID P581836(6)	香港九龙海庭道18号帝柏海湾2座252楼A室	
10	吴雁 (Wu Yan)	HKID P999681(1)	深圳市罗湖区东乐花园32栋1单元1A	

16

IN WITNESS WHEREOF, the parties have duly executed and delivered this Agreement as of the day and year first above written.

SIGNED by	)	
	)	/s/ Rocky Wulianghai
for and on behalf of IMOT	)	
in the presence of :-	)	

/s/ Ernest Yuen

ERNEST K.L. YUEN
Solicitor, Hong Kong S.A.R.
YUEN & PARTNERS
Solicitors

THE INVESTORS

SIGNED by 方明东 (Fang Mingdong),)
holder of PRC ID 44052819506051831)
in the presence of :-)

/s/ Fang Mingdong

SIGNED by 方锦奎 (Fang Jinkui),)
holder of PRC ID 440301195112104419)
in the presence of :-)

/s/ Fang Jinkui

SIGNED by 郭兰成 (Guo Lancheng),)
holder of PRC ID 440524196808124653)
in the presence of :-)

/s/ Guo Lancheng

SIGNED by (CHINESE CHARACTERS) (Tin Suisang),)
holder of HKID P418072(4))
in the presence of :-)

18

SIGNED by 庄衡衡 (Zhuang Hengheng),   )
holder of PRC ID 440301196411244424   )
in the presence of :-   )

/s/ Zhuang Hengheng

SIGNED by潘晓霖 (Pan Xiaolin),   )
holder of PRC ID 440104601121536   )
in the presence of :-   )

/s/ Pan Xiaolin

SIGNED by邓湘娟 (Deng Xiangjuan),   )
holder of PRC ID 440804196303252028   )
in the presence of :-   )

/s/ Deng Xiangjuan

SIGNED by李小秋 (Lee Siu Chow),   )
holder of HKID C246879(2)   )
in the presence of:-   )

/s/ Lee Siu Chow

SIGNED by 韓毅 (Hon Ngai),   )
holder of HKID D160145(9)   )
in the presence of:-   )

/s/ Hon Ngai

SIGNED by 張艷 (Cheung Yim),   )
holder of HKID P581836(6)   )
in the presence of:-   )

/s/ Chueng Yim

SIGNED by 吳雁 (Wu Yan),   )
holder of HKID P999681(1)   )
in the presence of:-   )

/s/ Wu Yan

20

ANNEXURE "A"

1. Exisiting Structure 現有架構



Intermost Corp
Chinae.com Investment Consultant
Chinae.com Technology
IMOT Information Technology
Chinae.com E-Commerce
Intermost (Hong Kong)
Leader Palace International
15%
21%
51%
Shenzhen Golden Anke Technology
100%
Chinae.com Advertising

ANNEXURE “B”

Intermost Focus Advertising Company Ltd
Balance Sheet and Operations
30/11/2007
<RMB>

	ShenZhen Books	Adjustment	USA Books
ASSETS			
Current Assets			
Cash & Bank Deposits	-	-	-
Amount due from group companies		892,423	892,423
Prepayment,deposit & Other receivable	892,423	-892,423	-
	892,423		892,423
Total Assetts	892,423		892,423
Liabilities and Shareholder's Equity			
Shareholder's Equity			
Share Capital	1,000,000	-	1,00,000
Additional Paid in Capital		-	-
Retained Earning /(Accumulated Loss)	-107,577	-	-107,577
	892,423		892,423
Total Liabilities and shareholder's equity	892,423		892,423
Control	-		-
Sales	-	-	-
Less: Cost of sales	-	-	-
Gross profit	-		-
Selling,General & administrative expenses	310	-	310
Profit/(Loss) from operations	-310		-310
Interest income	-	-	-
Other income/(loss),net	-	-	-
Profit(Loss) before income taxes	-310		-310
Profit Tax	-	-	-
Net Profit/(Loss)	-310		-310
Retained Earning/(Loss) b/f	-107,267	-	-107,267
Retained Earning/(Loss) c/f	-107,577		-107,577
Control		-	

ChinaE.com Information Technology Ltd
Balance Sheet and operations
30/11/2007
<RMB>

	Shenzhen Books	Adjustment	USA Books
ASSETS			
Current Assets			
Cash & Bank Deposits	313	-	313
Accounts receivable,net	15,500	-15,500	-
Consumables	17,162	-17,162	-
Inventory	4,500	-4,500	-
Amount due from group companies		13,063,147	13,063,147
Prepayment,deposit & other receivable	11,941,479	-11,923,620	17,859
	11,978,954		13,081,319
Non current assets			
Fixed assets	772,258	-771,274	984
Investment in subsidiary	804,164	95,836	900,000
Software license		-	-
	1,576,422		900,984
Total Assets	13,555,376		13,982,303
Liabilities and Shareholder's Equity			
Current Liabilities			
Accounts Payable	-	-	-
Deferred revenue		-29,565	29,565
Deposit from customers		-445,044	445,044
Accruals	-	-	-
Business tax and government surcharges	-	-9,547	9,547
Due to group companies		-26,747,755	26,747,755
Order payable	24,109,060	24,109,060	-
	24,109,060		27,231,911
Minority interests			
Shareholder's Equity			
Share Capital	13,500,000	-	13,500,000
Retained Earning /(Accumulated Loss)	-24,053,684	-	-26,749,608
	-10,553,684		-13,249,608
Total liabilities and shareholder's equity	13,555,376		13,982,303
Control	-		-
Income			
Sales	18,390	-29,916	48,306
Less:cost			
Cost of sales	11,224	1,556	12,780
Provision for stock obsolescence		-	-
Gross profit	7,166		35,526
Selling,General & administrative expenses	49,132	-44,539	4,593
Profit (Loss) from operations	-41,966		30,933
Interest income	69	-	69
Share of loss of subsidiary	-	-	-
Other income/(loss),net	-5,670	-7,700	2,030
Profit (Loss) before income taxes	-47,567	-	33,032
Taxation	-	-	-
Net Profit/(Loss)	-47,567		33,032
Retained Earning b/f	-24,006,117	2,776,523	-26,782,640
Retained Earning c/f	-24,053,684		-26,749,608
control			-

ChinaE.com Investment Consultant (Shenzhen) Ltd
Balance Sheet and Operations
30/11/2007
<RMB>

	Shenzhen Books	Adjustment	USA Books
ASSETS			
Current Assets			
Cash & Bank Deposits	1,229	-	1,229
Amount due from group companies		4,474,765	4,474,765
Prepayment,deposit & Other receivable	582,895	-581,593	1,302
	584,124		4,477,296
Non current assets			
Fixed assets	10,003	-1,253	8,750
Total Assets	594,127		4,486,046
Liabilities and Shareholder's Equity			
Current Liabilities			
Accruals	19,859	-	19,859
Business tax and government surcharges	-	-	-
Due to group companies		-	-
Other payable	-3,893,172	-3,893,172	-
	-3,873,313		19,859
Shareholder's Equity			
Share Capital	5,060,018	-	5,060,018
Capital surplus	-	-	-
Retained Earning /(Accumulated Loss)	-592,578	-	-593,831
	4,467,440		4,466,187
Total liabilities and shareholder's equity	594,127		4,486,046
Control	-		-
Income			
Sales	-	-	-
Less: Cost of sales	-	-	-
Gross profit	-		-
Selling,General & administrative expenses	255,964	1,634	257,598
Profit/(Loss) from operations	-255,964		-257,598
Interest income	623	-	623
Other income/(loss),net	-	-	-
Profit(Loss) before income taxes	-255,341		-256,975
Profit Tax	-	-	-
Net Profit/(Loss)	-255,341		-256,975
Retained Earning/(Loss) b/f	-377,237	-381	-336,856
Retained Earning/(Loss) c/f	-592,578		-593,831
Control		-	

ChinaE.com-SI
Balance Sheet and Operations
30/11/2007
<RMB>

	ShenZhen Books	Adjustment	USA Books
ASSETS			
Current Assets			
Cash & Bank Deposits	-	-	-
Prepayment,deposit & Other receivable	1,500	-1,500	-
	1,500		-
Non current assets			
Plant,machinery and equipment,net	-	-	-
Total Assets	1,500		-
Liabilities and Shareholder's Equity			
Current liabilities			
Due to group companies		-1,405,513	1,405,513
Other payable	1,405,513	1,405,513	-
	1,405,513		1,405,513
Shareholder's Equity			
Share Capital	-	-	-
Additional Paid in Capital		-	-
Retained Earning /(Accumulated Loss)	-1,404,013	-	-1,405,513
	-1,404,013		-1,405,513
Total liabilities and shareholder's equity	1,500		-
Control	-		-
Sales	-	-	-
Less: Cost of sales	-	-	-
Gross profit	-		-
Selling,General & administrative expenses	105	-	105
Profit/(Loss) from operations	-105		-105
Interest income	-	-	-
Other income(loss),net	-	-	-
Profit/(Loss) before income taxes	-105		-105
Taxation		-	-
Net Profit/(Loss)	-105		-105
Retained Earning/(Loss) b/f	-1,403,908	1,500	-1,405,408
Retained Earning/(Loss) c/f	-1,404,013		-1,405,513
control		-	

ChinaE.com Technology (Shenzhen) Ltd
Balance Sheet and Operations
30/11/2007
<RMB>

	ShenZhen Books	Adjustment	USA Books
ASSETS			
Current Assets			
Cash & Bank Deposits	53,354	-	53,354
Accounts receivable,net	200	10,000	10,200
Amount due from group companies		778,787	778,787
Prepayment,deposit & Other receivable	581,770	-534,177	47,593
	635,324		889,934
Non current assets			
Fixed assets	388,925	-120,235	268,690
Intangible asset	145,777	-8,390	137,387
	534,702		406,077
Total Assets	1,170,026		1,296,011
Liabilities and Shareholder's Equity			
Current liabilities			
Accruals	35,283	-	35,283
Business tax and government surcharges	105	10,568	-10,463
Deferred revenue		-22,811	22,811
Deposit from customers	-	-187,820	187,820
Due to group companies		-8,010,906	8,010,906
Other payable	7,899,855	7,889,686	10,169
	7,935,243		8,256,526
Shareholder's Equity			
Share Capital	1,000,000	-	1,000,000
Capital surplus	57,529	57,529	-
Additional Paid in Capital		-	-
Retained Earning /(Accumulated Loss)	-7,822,746	-	-7,960,515
	-6,765,217		-6,960,515
Total liabilities and shareholder's equity	1,170,026		1,296,011
Control	-		-
Income			
Sales	31,150	3,453	27,697
Less: Cost of sales	330,899	25,873	356,772
Gross profit	-299,749		-329,075
Selling,General & administrative expenses	519,506	25,679	545,185
Profit/(Loss) from operations	-819,255		-874,260
Interest Income	4,944	-	4,944
Other income/(loss),net	-8,862	-31,500	22,638
Profit(Loss) before income taxes	-823,173		-846,678
Profit Tax	-	-	-
Net Profit/(Loss)	-823,173		-846,678
Retained Earning/(Loss) b/f	-6,999,573	114,264	-7,113,837
Retained Earning/(Loss) c/f	-7,822,746		-7,960,515
Control			-

Attachment to Annexure "B"

The assets to be transferred to the JV Company are classified as:

一、与产权有关的全资子公司，包括：1、财纳易科技（深圳）有限公司，2、中贸网投资顾问（深圳）有限公司，3、深圳市中贸网电子商务有限公司，4、深圳市中贸网视点广告有限公司；

二、参股的产权交易机构，包括：1、深圳国际高新技术产权交易所 15%的股权，2、海南经济特区产权交易中心 21%的股权；

三、与产权有关的软件，包括：chiane 网站、产权登记托管交易系统、信息系统；

四、与产权有关的硬件，包括：服务器、电脑、路由器、有线网络；

五、与产权有关的业务文件，包括：资质证书、对外合作和业务合同、客户资料、会员证书等。

ANNEXURE "C"

甲方：

地址：

代表人：

乙方：

地址：

代表人：

甲乙双方经前期磋商，就乙方投资注入甲方新设公司相关事宜达成如下意向：

一、乙方作为投资意向人同意甲方于 2007 年 9 月 5 日作出的董事会决议中如下内容：

（一）分拆上市的项目资产及业务

分拆上市业务包括本公司一切与产权业务有关的项目、资产及业务包括但不限于下列公司、权益及业务：

1. 深圳国际高新技术产权交易所 15%的股权；
2. 海南经济特区产权中心 21%的股权；
3. 财纳易科技（深圳）有限公司（包括 Chinae 网站）；
4. 中贸网投资顾问（深圳）有限公司；
5. 深圳市中贸网电子商务有限公司；
6. 深圳市中贸网视点广告有限公司。

分拆上市的项目及业务包括与上列项目有关的业务，并包括与前述项目有关的股权、资产（包括有形资产、无形资产、知识产权等所有资产）及与前述项目有关的债权、债务和对内、对外的全部合同、文件原件。

（二）分拆上市途径

将本决议第一条所列资产、权益及业务分拆至一新设公司（暂定英文名：China Exchange Holding Corporation Limited），在美国 OTCBB 挂牌上市。

（三）引入战略投资人

分拆后，通过新设公司以可转债方式融资 USD$100 万元或以上，以本决议第一条所列之财产、权益做为可转债担保，新设公司如在 OTCBB 挂牌后，债券转为新设挂牌公司非限制流通股票。

鉴于战略投资人所占股权比例交由邓湘雄先生代表 IMOT 协商，IMOT 董事会最终同意批准。

（四）交割

若协商核准，则定于 2007 年 9 月最后一个工作日，本董事会指派乌陵翔先

生代表原产权持有人向新设公司（新设公司成立前，由邓湘雄先生作为代表）移交分拆业务及相关财产、权益。交接时，双方另行签署交接清单作实。

交接双方按本决议所设定之原则就相应资产、权益、人员进行交接。

（五）分拆上市项目负责人

不可撤销地授权邓湘雄先生作为前列分拆上市项目负责人。

不可撤销地授权邓湘雄先生组建经营管理团队开展新设公司之运营，并根据未来双方合作协议执行之。

二、乙方同意甲方计划在分拆程序启动后，新设公司于成立后 3 至 4 个月在 OTCBB 挂牌上市，并发行 1 亿股股票的方案。

三、乙方以可转换债的形式投资注入甲方新设之公司，转股率为 USD0.025/股，在前述资金转股前利息以 5%/年计。

甲方：   乙方：

日期：   日期：

INTERMOST CORP. 董事會決議

編號：（2007）第　　　號

時間：2007 年 9 月 5 日

地點：香港灣仔港灣道 18 號中環廣場 5204 室會議室

參加董事：Fred Peck, Rocky Wu, Deng Xiang Xiong, Paul Chan（代表 Catalina Chan）

缺席董事：James Woo, Wilbert Kam

內容：

　　本董事會已於 2007 年 6 月 8 日就產權業務作出決議，決定將本公司產權相關業務分拆上市。鑒於目前分拆上市之技術性問題已解決且意向投資人已落實，故此，前列董事按公司章程規定之程式召開董事會，就本公司業務分拆上市事宜作如下決議：

一、分拆上市的專案資產及業務

　　分拆上市業務包括本公司一切與產權業務有關的專案、資產及業務包括但不限於下列公司、權益及業務：

1. 深圳國際高新技術產權交易所 15% 的股權；

2. 海南經濟特區產權中心 21% 的股權；

3. 財納易科技（深圳）有限公司（包括 Chinae 網站）；

4. 中貿網投資顧問（深圳）有限公司；

5. 深圳市中貿網電子商務有限公司；

6. 深圳市中資網視點廣告有限公司。

　　分拆上市的項目及業務包括與上列項目有關的業務，並包括與前述項目有關的股權、資產（包括有形資產、無形資產、知識產權等所有資產）及與前述專案有關的債權、債務和對內、對外的全部合同、檔原件。

二、分拆上市途徑

　　將本決議第一條所列資產、權益及業務分拆至一新設公司（暫定英文名：China Exchange Holding Corporation Limited），在美國OTCBB 掛牌上市。

三、引入戰略投資人

　　分拆後，通過新設公司以可轉債方式融資 USD$100 萬元或以上，以本決議第一條所列之財產、權益做為可轉債擔保，新設公司如在OTCBB 掛牌後，債券轉為新設掛牌公司非限制流通股票。

　　鑒於戰略投資人所佔股權比例交由鄧湘雄先生代表 IMOT 協商，IMOT 董事會最終同意批准。

四、交割

　　若協商核准，則定於 2007 年 9 月最後一個工作日，本董事會指派烏陵翊先生代表原產權持有人向新設公司（新設公司成立前，由鄧

湘雄先生作為代表）移交分拆業務及相關財產、權益。交接時，雙方另行簽署交接清單作實。

交接雙方按本決議所設定之原則就相應資產、權益、人員進行交接。

五、分拆上市專案負責人

不可撤銷地授權鄧湘雄先生作為前列分拆上市專案負責人。

不可撤銷地授權鄧湘雄先生組建經營管理團隊開展新設公司之運營，並根據未來雙方合作協議執行之。

與會董事簽名：  , Recky Nudianghai


Foo Cot extan

Sept. 5, 2007